Essex Property Trust, Inc.
Essex Portfolio, L.P.
925 East Meadow Drive
Palo Alto, California  94303

March 29, 2013

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC  20549

Attention:  Tom Kluck

VIA EDGAR

Re:	Essex Property Trust, Inc.
Registration Statement on Form S-4
File No. 333-186536

Essex Portfolio, L.P.
Registration Statement on Form S-4
Filed No. 333-186536-01

Dear Mr. Kluck:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended, Essex Property Trust, Inc. and Essex Portfolio, L.P. (together, the “Company”) hereby request that the above-captioned Registration Statement be declared effective as of 1:00 p.m., Eastern Time, on April 2, 2013, or as soon thereafter as is practicable.

The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

This request for acceleration is subject, however, to your receiving a telephone call prior to such time from our legal counsel, Baker & McKenzie LLP, confirming this request.  If you have any questions regarding the foregoing, please call Stephen Schrader of Baker & McKenzie LLP at (415) 576-3028.

Very truly yours,

Essex Property Trust, Inc.
Essex Portfolio, L.P.

By:	/s/ Michael J. Schall
Michael J. Schall

Title:	Chief Executive Officer and President of Essex Property Trust, Inc. (general partner of Essex Portfolio, L.P.)